PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ___ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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May 20, 2021

VIA EDGAR

Mr. John Stickel

Ms. Susan Block

Mr. John Spitz

Mr. Ben Phippen

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	AMTD Digital Inc. (CIK No. 0001809691) Registration Statement on Form F-1

Dear Mr. Stickel, Ms. Block, Mr. Spitz, and Mr. Phippen,

On behalf of our client, AMTD Digital Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated May 13, 2021.

U.S. Securities and Exchange Commission

May 20, 2021

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement thereto that was previously submitted for the non-public review of the Staff. The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size on or about June 4, 2021, and to launch the road show for the offering shortly thereafter. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

In addition to revising disclosure in response to the Staff’s comments, the Company has updated the Registration Statement to (i) include its unaudited condensed consolidated financial statements as of and for the nine months ended January 31, 2021 and comparable financial information for the same period in 2020 and (ii) reflect the Company’s other recent developments.

Financial statements

Item 8.A.4 of Form 20-F requires that in the case of a company’s initial public offering, the registration statement on Form F-1 shall contain audited financial statements as of a date not older than 12 months from the date of the filing. Nevertheless, Instruction 2 to Item 8.A.4 of Form 20-F provides that “[a] company may comply with only the 15-month requirement in this item if the company is able to represent that it is not required to comply with the 12-month requirement in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship.”

In connection with the offering contemplated under the Registration Statement, the Company represents to the Commission that: (i) the Company is not currently a public reporting company in any jurisdiction; (ii) the Company is not required by any jurisdiction outside the United States to prepare consolidated financial statements audited under any generally accepted auditing standards for any interim period; (iii) full compliance with Item 8.A.4 of Form 20-F at present is impracticable and involves undue hardship for the Company; (iv) the Company does not anticipate that its audited financial statements for the fiscal year ended April 30, 2021 will be available until July 2021; and (v) in no event will the Company seek effectiveness of its registration statement on Form F-1 if its audited financial statements are older than 15 months at the time of the Company’s initial public offering.

Comments in Letter Dated May 13, 2021

The Staff’s comments from its letter dated May 13, 2021 are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

U.S. Securities and Exchange Commission

May 20, 2021

General page i

1.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact John Stickel at the phone number below to discuss how to submit the materials.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

2.

Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.

The Staff’s comment is duly noted. The Company undertakes to provide copies of any additional graphics, maps, photographs, and related captions or other artwork the Company intends to use in the prospectus.

3.

Please provide information and an analysis under Section 3 of the Investment Company Act of 1940 (the “Company Act”) with respect to whether the Company is an investment company within the meaning of the Act. As part of your response, please identify and explain (including a detailed calculation on an unconsolidated basis) what assets held by the Company are “investment securities” for the purposes of Section 3 of the Company Act, as well as identifying the percentage of the value of the Company’s total assets that are “investment securities.” As part of your response, please also include an analysis of any exemptions you rely upon, if applicable, or advise. Please note that we may refer your response to the Division of Investment Management for further review.

The Company respectfully advises the Staff that it is not an investment company as defined in the Company Act because the value of the investment securities owned by the Company does not exceed 40% of the Company’s total assets (exclusive of government securities and cash items) (the “Adjusted Total Assets”) calculated in accordance with Section 3(a)(1)(C) of the Company Act (the “40% Test”).

U.S. Securities and Exchange Commission

May 20, 2021

For the Staff’s reference, attached as Appendix A is a detailed calculation of the value of the investment securities owned by the Company expressed as a percentage of the value of its Adjusted Total Assets, calculated in accordance with the 40% Test, as well as separate calculations for each of its majority-owned subsidiaries, each as of January 31, 2021. Attached as Appendix B is a corporate structure chart for the Company and its majority-owned subsidiaries as of January 31, 2021. The Company is the holding company for the Company’s business, which is carried out by various majority-owned subsidiaries of the Company.

Section 3(a)(1)(C) of the Company Act defines an “investment company” to include any issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” The term “investment securities” includes essentially any security other than U.S. Government securities and securities issued by majority-owned subsidiaries which are themselves not investment companies.

The 40% Test is a bottoms-up analysis and requires the 40% Test calculation be performed for each entity in the Company’s corporate structure, starting with the majority-owned subsidiaries at the bottom of the corporate structure, and working up to the holding company. For each majority-owned subsidiary that fails the 40% Test or is engaged primarily in the business of investing, reinvesting, or trading in securities or engaged in the business of issuing face-amount certificates of the installment type (i.e., an investment company), the Company treats the securities issued by such majority-owned subsidiary as bad assets (i.e., investment securities) for purposes of calculating the 40% Test of the immediate parent entity of such majority-owned subsidiary. For each majority-owned subsidiary that is not an investment company, the Company treats the securities issued by such majority-owned subsidiary as a good asset (i.e., not an investment security) for purposes of calculating the 40% Test of the immediate parent entity of such majority-owned subsidiary.

U.S. Securities and Exchange Commission

May 20, 2021

As of January 31, 2021, a substantial portion of the Company’s assets on its consolidated balance sheet consisted of (i) cash and cash items, (ii) intercompany receivables due from its immediate holding company and fellow subsidiaries within the AMTD Group (the “AMTD Group Intercompany Receivables”) and (iii) financial assets consisting of (x) unlisted equity securities and (y) movie income right agreements (the “Financial Assets”). For purposes of the 40% Test, the Company has treated all of the Financial Assets as investment securities.

For purposes of the 40% Test, the Company has treated the AMTD Group Intercompany Receivables from entities that are not investment companies as a cash item. The AMTD Group Intercompany Receivables are unsecured, interest free and repayable on demand. The treasury management functions of the Company and other subsidiaries of AMTD Group are conducted centrally under AMTD Group, which allocates funds to various entities within AMTD Group for their operations. The entities (including the Company) within AMTD Group have entered into intercompany financing and offsetting agreements pursuant to which certain intercompany receivables and payables are to be netted-off for settlement purpose. The AMTD Group Intercompany Receivables were transferred or netted-off under these agreements.

As of January 31, 2021, the Company’s investment securities represented approximately 7% of the Company’s Adjusted Total Assets when calculated on an unconsolidated basis in accordance with the 40% Test. Please see Appendix A for more details. For purposes of the 40% Test, the Company treats all securities held by the Company (including all of the Financial Assets) as investment securities, excluding (i) U.S. government securities, (ii) securities of majority-owned subsidiaries that are not themselves investment companies, and (iii) the AMTD Group Intercompany Receivables from entities that are not investment companies.

The Company is aware that the amount of investment securities (i.e., the Financial Assets) appearing on the Company’s consolidated balance sheet may appear to be inconsistent with the percentage of its Adjusted Total Assets when calculated on an unconsolidated basis as required by the Company Act. This situation is due to the fact that a substantial amount of the Company’s Financial Assets are held by AMTD Digital Investments Holdings Limited and its subsidiaries, and the fair value of the Company’s ownership interests in AMTD Digital Investments Holdings Limited is considerably less than the fair value of the Company’s ownership interests in AMTD Digital Financial Holdings Limited and AMTD Digital Media Holdings Limited, whose subsidiaries make up the core business operating companies of the Company and generated 100.0% of the Company’s revenue for the nine-month period ended January 31, 2021. AMTD Digital Investments Holdings Limited, AMTD Digital Financial Holdings Limited and AMTD Digital Media Holdings Limited are direct wholly-owned subsidiaries of AMTD Digital Solutions Power Pte. Ltd., which is a direct wholly-owned subsidiary of the Company.

U.S. Securities and Exchange Commission

May 20, 2021

The board of directors of the Company has determined in good faith that the fair value of AMTD Digital Investments Holdings Limited is HK$133,963,282, which is based on the net asset values of this entity and its subsidiaries. The investment securities held by these entities are measured at fair value in their accounting books.

The board of directors of the Company has determined in good faith that the aggregate fair value of AMTD Digital Media Holdings Limited and AMTD Digital Financial Holdings Limited is HK$4,417,500,000, based on the business value of these two entities. The business value of these two entities is based on the business value of their respective subsidiaries, AMTD Digital Media Limited and AMTD Risk Solutions Group Limited, which are the core business operating companies of the Company. The Company had engaged an independent professional valuation firm to conduct a valuation of the business value of AMTD Digital Media Limited and AMTD Risk Solutions Group Limited. The valuation firm valued the total business value of these two subsidiaries at approximately US$570 million, equivalent to HK$4,417,500,000 at an exchange rate of 7.75.

Prospectus Summary, page 1

4.	Please define the term “SME clients” when it is first used in this section. Similarly, define the term “KOL influence” on page 113.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 126 of the Registration Statement.

5.	Please refer to the first full paragraph on page 4. Please revise to explain what is meant by the statement that you have achieved a net margin of 94.5%.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 75, and 133 to remove the disclosure on net margin. Please also kindly refer to the Company’s response to the Staff’s comment #11 below.

U.S. Securities and Exchange Commission

May 20, 2021

Corporate History and Structure, page 5

6.

Please briefly discuss your expected relationship with the Controlling Shareholder after the offering and summarize the potential conflicts of interest associated with having a controlling shareholder. In addition, discuss your dual-class stock structure, the fact that your Controlling Shareholder and certain other affiliates beneficially own all of your Class B ordinary shares, and the ability for your Controlling Shareholder to control the outcome of matters put to a stockholder vote. Also, expand your disclosure on page 8 to clarity whether you plan to rely on the “controlled company” exemptions from certain corporate governance requirements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5–6, 9–10, and 60 of the Registration Statement.

Implications of Being a Controlled Company, page 8

7.	Please disclose the percentage of outstanding shares that Class B shareholders must keep in order to continue to control the outcome of matters submitted to shareholders for approval.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9–10 of the Registration Statement.

Our business is subject to various cybersecurity and other operational risks, page 26

8.

We note that you face various cybersecurity and other operational risks relating to your businesses on a daily basis. As it appears that cybersecurity risks are material to your business, please disclose under another appropriately captioned section the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.

The Company has revised the disclosure on page 181 of the Registration Statement.

We have not determined a specific use for a portion of the net proceeds from this offering, page 48

9.	For clarity, please revise this risk factor to disclose your current capital position as well as your expected capital position after the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Registration Statement.

Use of Proceeds, page 51

U.S. Securities and Exchange Commission

May 20, 2021

10.

We note the use of proceeds may go towards business expansion and growth. If you have any current plans for acquisitions with the use of proceeds, please disclose that here, or clarify you have no current plans. Refer to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 70

11.	We note your disclosure on pages 4, 73 and 119 that for the year ended April 30, 2020, you achieved a net margin of 94.5%. Please revise these disclosures to:

•	Describe, or show, how net margin is calculated;

•	Disclose how management uses this measure in evaluating the financial performance of the Company;

•	Present net interest margin for all periods presented; and

•	Explain any period-to-period changes, or trends, in this measure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 75, and 133 to remove the disclosure on net margin.

The Company respectfully advises the Staff that the net margin previously disclosed is defined as the profit and total comprehensive income for the year as a percentage of revenue from contracts with customers. However, upon further review, the Company has concluded that the net margin would not be a meaningful metric for investors to evaluate the performance of the Company. One of the key reasons is that the Company’s profit and total comprehensive income for the year includes net investment gains and other gains and losses, which consist of (i) net exchange gain, (ii) recovery of accounts receivable written off, and (iii) change in fair value on derivative financial liabilities. Therefore, the net margin as calculated above may fluctuate significantly due to one-off items. Net margin is also not one of the measures that the management uses in evaluating the financial performance of the Company. The Company believes that the existing financial disclosure is sufficient in giving potential investors a clear view of the Company’s financial performance and, hence, has removed the disclosure about net margin as a result.

Results of Operations, page 76

U.S. Securities and Exchange Commission

May 20, 2021

12.

We note your disclosures beginning on page 77 that the increase in digital financial services segment revenues and profit for the year ended April 30, 2020 was primarily due to an increase in the numbers of customers. Please revise this disclosure to further explain the underlying reasons for the increases in digital financial services revenue and profit, including quantification of the increase in customers disaggregated by type of customer or insurance offering brokered (e.g., Corporate Insurance offered by AMTD Risk Solutions, Consumer / SME Insurance offered by PolicyPal, etc.).

The Company respectfully advises the Staff that the digital financial services revenue and profit are mainly contributed by AMTD Risk Solutions and significant portion of its revenue is contributed by corporate clients. The contribution of PolicyPal, which was acquired in August 2020, for the nine months ended January 31, 2021 is not significant. In response to the Staff’s comment, the Company has revised the disclosure on page 84–85 of the Registration Statement to further explain the increases in digital financial services revenue and profit.

13.

We note disclosures beginning on page 77 that the increase in SpiderNet ecosystem solutions segment revenues and profit for the year ended April 30, 2020 was primarily due to the expansion of the SpiderNet ecosystem solutions business and an increase in the numbers of customers. Please revise this disclosure to:

•	Further explain the key expansion initiatives and the impact of each initiative on the growth of this segment;

•

Describe the membership fee scheme (i.e., fee structure), weighted average contract terms, and any period to period changes in the membership fee or contract terms that materially impacted revenues and / or profit;

•	Quantify the increase in customers / members, disaggregated by type, if applicable; and

•	Provide any other information deemed necessary for an understanding of why revenues and profits increased so significantly.

The Company respectfully advises the Staff that the steep growth of the SpiderNet ecosystem solutions segment was attributable to the fact that the SpiderNet ecosystem solution service was a relatively new business of the Company during the fiscal year ended April 30, 2019 when the Company was undergoing the formation of the SpiderNet ecosystem. As a result of the deep connections established by the Company and its shareholders with various business partners, financial institutions, academic institutes, bilateral organisations, institutional investors, and

U.S. Securities and Exchange Commission

May 20, 2021

other reputable families in Asia and other regions, the SpiderNet ecosystem was established with a very strong foundation and reputation as a valuable solution to assist entrepreneurs in growing their business and various other expansion strategies. Since its launch, the SpiderNet ecosystem solution service has been highly sought after by customers and became a core business line of the Company since the fiscal year April 30, 2020, which contributed to the increase in the Company’s fee income from the SpiderNet ecosystem solution segments from HK$5.9 million for the fiscal year ended April 30, 2019 to HK$157.7 million for the fiscal year ended April 30, 2020.

The Company also respectfully advises the Staff that relevant risk related to the AMTD SpiderNet ecosystem is disclosed in “Risk Factors—Risks Relating to Our Business and Industry— Failure to maintain and enlarge our AMTD SpiderNet ecosystem including our client base or strengthen client engagement may adversely affect our business and results of operations” on page 20 of the Registration Statement, and the significant growth of SpiderNet ecosystem solutions business may not be sustained after the early expansion stage.

The Company serves as a super connector and digital accelerator for Asia-based entrepreneurs and corporations by connecting them to resources and technologies and providing them with access to the Company’s unique AMTD SpiderNet ecosystem. The SpiderNet ecosystem solutions services do not distinguish its offerings between specific types of customers.

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Registration Statement.

14.

We note the detail of your digital investments on page 139 and your disclosure of net investment gains on page 76, which have increased from HK$19.3 million during the fiscal year ended April 30, 2019 to HK$43.6 million during the fiscal year ended April 30, 2020. Due to the significance of net investment gains to your overall profit, please revise your filing to disclose the purchase price, current carrying value and corresponding investment gains (losses) for each digital investment, for each period presented, accompanied by a discussion of key factors driving any period-to-period fluctuations in gains (losses) associated with each investment.

In response to the Staff’s comment, the Company has revised the disclosure on pages 82–83 and 86–87 of the Registration Statement. The Company also respectfully advises the Staff that the names of the portfolio companies in the digital investments are not identified as the information disclosed relating to those companies are commercially sensitive due to the confidentiality of the valuation of the portfolio companies.

U.S. Securities and Exchange Commission

May 20, 2021

Revenue from Contracts with Customers

Insurance Brokerage Services, page 83

15.

We note your disclosure that commission revenues are usually a percentage of the premium ultimately paid by the customer and generally depends upon the type and amount of insurance, the insurance company partner and the nature of services provided. Please revise your disclosure to include a significantly enhanced discussion explaining how the premiums and percentage of premium ultimately paid by the customer are determined accompanied by a discussion of the key factors, including but not limited to those described (i.e., type and amount of insurance, the insurance company partner and the nature of services provided), driving any period-to-period fluctuations or changes in commission revenues. Additionally, please revise your disclosure to discuss any changes in trends that are likely to impact your financial performance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 93–94 of the Registration Statement.

Business

Our Fusion-In Program, page 115

16.

We note your disclosure surrounding the fusion-in program where you make investments in leading digital financial businesses using cash investments combined with an equity swap. Please revise your filing to clearly disclose your accounting policy for fusion-in program investments, including an enhanced understanding of the term “equity swap”. Please also revise your disclosure to incorporate a relevant discussion of those entities that have participated in your fusion-in program, how each of these transactions have been accounted for in your financial statements and to discuss any significant impact to your financial statements as a result of each of these individual investments.

In response to the Staff’s comment, the Company has revised the disclosure on pages 94–95 and 128 of the Registration Statement.

U.S. Securities and Exchange Commission

May 20, 2021

Our Fusion-in Program, page 115

17.

We note the disclosures elsewhere that your fusion-in program is your core strategy and the essence of your business model, and that you aim to spin off acquired businesses one by one as they become ready for listing. Please expand your disclosure to provide greater detail about your fusion-in program, such as how you identify businesses or entrepreneurs for the program, which party generally initiates discussions regarding swapping equity interests, what terms and conditions are generally a part of any such transactions, what type of assessment or due diligence is conducted before equity interest exchanges, what role you generally play in the businesses following any such exchanges, and what factors you consider when determining to spin off acquired businesses.

In response to the Staff’s comment, the Company has revised the disclosure on page 128 of the Registration Statement.

Insurance Solutions, page 128

18.

We note your disclosure on page 129 describing the various administrative type services that you provide policyholders on behalf of the insurers, including program administration and claims management and on-going client-relationship services. We also note your disclosure on page 130 that PolicyPal manages over US$3 billion insurance coverage to its registered users. Please tell us how you considered whether these post-sale administrative services represent separate performance obligations as stipulated in paragraphs 22 through 30 of IFRS 15.

The Company respectfully advises the Staff that the disclosed post-sale administrative services are in the Company’s services plan. The Company did not render these post-sale administrative services during the period and currently there is no such contractual obligation to provide such services. The previous disclosure reflects the potential services of the Company. In response to the Staff’s comment, the Company has revised the disclosure on pages 115, 143, and 144 of the Registration Statement to clarify the services provided by the Company.

Technology, page 141

19.

We note your disclosure that CapBridge is expected to build upon its blockchain technologies to optimize secondary trading, private equity investments, and securities trading settlements for private companies and funds. We also note your disclosure on page 161 that FOMO Pay Pte. Ltd. has submitted a license application under the PS Act for various payment services, including digital payment token service. Please provide detailed disclosure describing the stage of development of any blockchain technologies or token services. Please

U.S. Securities and Exchange Commission

May 20, 2021

also clarify if you will be dependent on another blockchain and consider any risks related to any such reliance. Please also explain if the AMTD SpiderNet ecosystem utilizes blockchain. Describe whether the business of any subsidiary or affiliate entails, or will entail, the creation, issuance or use of digital assets and, if so, how those digital assets will be used. We also note that Singa Bank is described as a digital wholesale banking platform, at page 1 and 70. Please clarify if you are referring to online banking or if this also entails digital assets. If applicable, also disclose any related business risks and challenges, including any known trends or uncertainties that are reasonably expected to have a material impact on results of operations or financial condition.

The Company respectfully advises the Staff that, after the submission of the Draft Registration Statement, it was mutually agreed between the Company and FOMO Pay that, given the deterioration in the FOMO Pay’s financial and business prospects, the proposed acquisition is no longer beneficial to the strategic growth of the Company. Therefore, the parties would not proceed with the proposed acquisition, and term sheet between the Company and FOMO Pay will be terminated with immediate effect.

The Company is not dependent on blockchain nor aware of any risk related to the blockchain which will affect the Company’s business materially.

The AMTD SpiderNet ecosystem is an ever-extending network established by the Company’s Controlling Shareholder, in which the AMTD Group, together with its clients, shareholders, business partners, and investee companies, actively explore business collaboration opportunities. It is a dynamic group of largely independent organizations which creates a constantly evolving relationship via business cooperation or partnership. It does not utilize any blockchain or involve any use of digital assets to maintain or develop the AMTD SpiderNet ecosystem.

Singa Bank is an entity established by AMTD Digital partnering with Xiaomi, SP Group, and Funding Societies which had submitted application for Digital Wholesale Bank License in Singapore. Once the license is approved, Singa Bank will be allowed to take deposits from and provide banking services to small- to mid-sized enterprises and other non-retail customer segments via online platform. In other words, Singa Bank will only provide online banking services remotely without relying on any physical presence and will not involve any digital assets.

In response to the Staff’s comment, the Company has revised the disclosure on page 145 of the Registration Statement.

U.S. Securities and Exchange Commission

May 20, 2021

Principal Shareholders, page 187

20.	Please identify the natural persons who have voting or dispositive power with respect to the shares held by Infinity Power Investments Limited and Value Partners Greater China High Yield Income Fund.

The Company respectfully advises the Staff that Infinity Power Investments Limited is wholly owned by Mr. Calvin Choi, the Company’s founder, as disclosed on page 185 on the Registration Statement. Value Partners Greater China High Yield Income Fund is an open-ended investment company incorporated as an exempted company with limited liability in the Cayman Islands. The fund’s investment activities are managed by Value Partners Hong Kong Limited. Value Partners Hong Kong Limited is a wholly owned subsidiary of Value Partners Group Limited, which is a company listed on the Stock Exchange of Hong Kong with stock code 806 and is licensed with the Securities and Futures Commission of Hong Kong to provide investment management services.

In response to the Staff’s comment, the Company has revised the disclosure on page 184–85 of the Registration Statement.

Description of Share Capital, page 190

21.

Please explain how, with your dual-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. Please refer to Securities Act Rule 405, Exchange Act Rule 3b-4, and Securities Act Rules Compliance and Disclosure Interpretation 203.17.

The Company respectfully advises the Staff that, given that the Class B ordinary shares of the Company will only be held by certain specified persons as defined in the Company’s memorandum and articles of association, none of whom are U.S. residents, and Class B ordinary shares constitute 91.8% of the total voting power of the Company’s outstanding voting securities, the Company is able to ascertain that not more than 50% of the voting power are owned by U.S. residents.

U.S. Securities and Exchange Commission

May 20, 2021

Governing Law/Waiver of Jury Trial, page 209

22.

We note that your heading here references a waiver of jury trial, but there is no discussion of such provisions in the disclosure following the heading. Please provide disclosure in this section regarding the waiver of jury trial provision of your governing documents or agreements, or advise.

The Company respectfully advises the Staff that it is in the process of selecting its depositary bank and undertakes to update the disclosure regarding the waiver of jury trial provision once available.

Consolidated Financial Statements Consolidated Statements of Profit or Loss and Other Comprehensive Income, page F-3

23.

We note the line item titled “net investment gains” on the Consolidated Statements of Profit or Loss and Other Comprehensive Income and the corresponding footnote 8, which indicates that the entire amount represents “changes in fair value on financial assets measured at FVTPL”. Please revise the line item on your Consolidated Statements of Profit or Loss and Other Comprehensive Income to “changes in fair value on financial assets measured at fair value through profit or loss” or tell us why “net investment gains” is a better representation of this particular line item. Please make corresponding changes throughout the draft registration statement.

In response to the Staff’s comment, the Company has revised the line item on Consolidated Statements of Profit or Loss and Other Comprehensive Income to “changes in fair value on financial assets measured at fair value through profit or loss” and made corresponding changes throughout the Registration Statement.

4.2 Significant Accounting Policies

SpiderNet Ecosystem Solutions Services, page F-14

24.

Please revise your disclosure to include an enhanced discussion of the membership fee scheme (i.e., fee structure) associated with the SpiderNet ecosystem solution services as well as the weighted average contract term.

In response to the Staff’s comment, the Company has revised the disclosure on page F-14 of the Registration Statement.

U.S. Securities and Exchange Commission

May 20, 2021

Notes to Consolidated Financial Statements

23. Reconciliation of Liabilities Arising From Financing Activities, page F-42

25.

Please tell us how the amount due from immediate holding company of HK$249,968 and amount amounts due from fellow subsidiaries of HK$3,452,383 are reflected in the reconciliation of liabilities arising from financing activities.

The Company respectfully advises the Staff that the reconciliation of liabilities arising from financing activities presented was to reflect the changes related to liabilities (such as amounts due to immediate holding company and fellow subsidiaries) in accordance to IFRS 7.44B, which does not require the disclosure of such information for assets (i.e. amounts due from immediate holding company and fellow subsidiaries). In response to the Staff’s comment, the Company has revised the disclosure on page F-43 of the Registration Statement to clarify the disclosure.

*    *     *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Frederic Lau, Director and President, AMTD Digital Inc.

Mark Chi Hang Lo, Chief Executive Officer, AMTD Digital Inc.

Xavier Ho Sum Zee, Chief Financial Officer, AMTD Digital Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Robert Lui, Partner, Deloitte Touche Tohmatsu

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Benjamin W. James, Esq., Partner, Kirkland & Ellis International LLP

Appendix A

Company Act Calculation (As of January 31, 2021)

Investment Securities = Fair value of all securities held (including all securities of minority-owned subsidiaries and other Financial Assets), excluding (i) U.S. government securities, (ii) securities of majority-owned subsidiaries that are not themselves investment companies, and (iii) AMTD Group Intercompany Receivables (as defined above) from entities that are not investment companies.

Adjusted Total Assets = Total assets, excluding (i) U.S. government securities, (ii) cash and cash items, and AMTD Group Intercompany Receivables.

AMTD Digital Inc. (Ultimate Holding Company)

ASSETS	HK$ AMOUNT	DESCRIPTION

Cash and Cash Items	47,865	Neutral Asset –cash on hand or demand deposits.

Good Intercompany Receivables	390,083,043	Good Asset – intercompany receivables from a direct or indirect subsidiary that is not an investment company.

AMTD Group Intercompany Receivables	27,050,912	Neutral Asset – See description in our response above.

Bad Intercompany Receivables	367,914,120	Bad Asset – intercompany receivables from (i) a parent entity or sister subsidiary (except for any AMTD Group Intercompany Receivables) or (ii) any direct or indirect subsidiary or other AMTD Group entity that is an investment company.

Value of Good Subsidiaries	4,551,463,282	Good Asset – this represents the fair value of AMTD Digital Solutions Power Pte. Ltd.

Operating Assets	387,635	Good Asset – prepayments and other receivables not relating to investment securities.

Total Assets	5,336,946,857

A= Fair Value of Investment Securities	367,914,120

B= Adjusted Total Assets	5,309,848,080

A/B=	7%

Investment securities greater than 40%?	No

Subsidiaries of AMTD Digital Inc.

AMTD Digital Solutions Power Pte. Ltd.

Wholly-Owned Subsidiary of AMTD Digital Inc.

ASSETS	HK$ AMOUNT	DESCRIPTION

Cash and Cash Items	266,085	Neutral Asset – cash on hand or demand deposits.

AMTD Group Intercompany Receivables	302,490	Neutral Asset – See description in our response above.

Value of Good Subsidiaries	4,417,500,000

Good Asset – this value represents the total value of its ownership interests in (i) AMTD Digital Financial Holdings Limited, (ii) AMTD Digital Media Holdings Limited, and (iii) AMTD Digital Connectors Holdings Limited.

AMTD Digital Financial Holdings Limited and AMTD Digital Media Holdings Limited are the subsidiary holding companies of the Company’s two core business operating subsidiaries, AMTD Risk Solutions Group Limited and AMTD Digital Media Limited, respectively.

The value of the ownership interests in AMTD Digital Financial Holdings Limited and AMTD Digital Media Holdings Limited are based substantially on the business value of AMTD Risk Solutions Group Limited and AMTD Digital Media Limited.

The Company had engaged an independent professional valuation firm to conduct the valuation of the business value of AMTD Digital Media Limited and AMTD Risk Solutions Group Limited. The valuation firm valued the total business value of these two subsidiaries at approximately US$570 million, equivalent to HK$4,417,500,000 at an exchange rate of 7.75. This business value is considered the fair value of the ownership interests in AMTD Digital Financial Holdings Limited and AMTD Digital Media Holdings Limited by the board of directors.

AMTD Digital Connectors Holdings Limited is a dormant company without any bad assets and has no significant business value or net asset value.

Value of Bad Subsidiaries	133,963,282

Bad Asset – this value represents the net asset value of AMTD Digital Investments Holdings Limited.

The net asset value of AMTD Digital Investments Holdings Limited is based on the net asset value of its subsidiaries, which are all investment companies. Investment securities are measured at fair value in such subsidiaries’ accounting books, thus, the net asset values of AMTD Digital Investments Holdings Limited and its subsidiaries are considered the fair values of such entities by the board of directors.

Operating Assets	108,854	Good Asset – includes any goodwill, account receivables, intangible assets, property and equipment

Total Assets	4,552,140,711

A= Fair Value of Investment Securities	133,963,282

B= Adjusted Total Assets	4,551,572,136

A/B=	3%

Investment securities greater than 40%?	No

Subsidiaries of AMTD Digital Solutions Power Pte. Ltd.

AMTD Digital Financial Holdings Limited

Wholly-Owned Subsidiary of AMTD Digital Solutions Power Pte. Ltd.

AMTD Digital Financial Holdings Limited is the parent company of AMTD Risk Solutions Limited, Policy Pal Group Limited, AMTD Digital Solutions Pte. Limited, and AMTD (Singapore) Group Holdings Limited. This entity’s assets consisted only of ownership interests in the foregoing subsidiaries and HK$8 in AMTD Group Intercompany Receivables. See the 40% Test calculation for each subsidiary below.

Each of the foregoing subsidiaries passes the 40% Test, except for AMTD Digital Solutions Pte. Limited. AMTD Digital Solutions Pte. Limited owns a 49% interest in Applaud Digital Solutions Pte. Ltd,1 HK$5 in AMTD Group Intercompany Receivables and no other assets. Applaud Digital Solutions Pte. Ltd is a dormant company with a net asset value of HK$58,687. The Company considers the value of the ownership interests in AMTD Digital Solutions Pte. Limited to be minimal compared to the value of the ownership interests in AMTD Risk Solutions Limited. Please see AMTD Risk Solutions Limited below. Therefore, AMTD Digital Financial Holdings Limited passes the 40% Test based on the value of its ownership interests in AMTD Risk Solutions Limited.

AMTD Risk Solutions Limited

Wholly-Owned Subsidiary of AMTD Digital Financial Holdings Limited

AMTD Risk Solutions Limited is the parent company of AMTD Risk Solutions Group Limited, which is a core business operating subsidiary of the Company. The entity’s assets consisted only of its ownership interests in AMTD Risk Solutions Group Limited.2 This entity passes the 40% Test because AMTD Risk Solutions Group Limited passes the 40% Test. Please see AMTD Risk Solutions Group Limited below.

[1]

The Company is treating this ownership interest in Applaud Digital Solutions Pte. Ltd as a bad asset for purposes of this analysis. Note that the other 51% interest in Applaud Digital Solutions Pte. Ltd is owned by Policy Pal Pte. Ltd., a majority-owned subsidiary of Policy Pal Group Limited. Policy Pal Group Limited is a wholly-owned subsidiary of AMTD Digital Financial Holdings Limited. Thus, Applaud Digital Solutions Pte. Ltd is an indirect wholly-owned subsidiary of AMTD Digital Financial Holdings Limited.

[2]

The Company had engaged an independent professional valuation firm to conduct the valuation of the business value of AMTD Digital Media Limited and AMTD Risk Solutions Group Limited. The valuation firm valued the total business value of these two subsidiaries at approximately US$570 million, equivalent to HK$4,417,500,000 at an exchange rate of 7.75.

AMTD Risk Solutions Group Limited

Wholly-Owned Subsidiary of AMTD Risk Solutions Limited

ASSETS	HK$ AMOUNT	DESCRIPTION
Cash and Cash Items	126,604,262	Neutral Asset –cash on hand or demand deposits.
AMTD Group Intercompany Receivables	250,505,709	Neutral Asset – See description in our response above.
Operating Assets	17,579,116	Good Asset – Includes any goodwill, account receivables, intangible assets, property and equipment and prepayments and other receivables not relating to investment securities.
Total Assets	394,689,087
A= Fair Value of Investment Securities	0
B= Adjusted Total Assets	17,579,116
A/B=	0%
Investment securities greater than 40%?	No

AMTD Digital Solutions Pte. Limited

Wholly-owned subsidiary of AMTD Digital Financial Holdings Limited

ASSETS	HK$ AMOUNT	DESCRIPTION
AMTD Group Intercompany Receivables	5	Neutral Asset – See description in our response above.
Investment Securities	28,757

Bad Asset – represents the value of its 49% interest in Applaud Digital Solutions Pte. Ltd.

The other 51% interest in Applaud Digital Solutions Pte. Ltd is owned by Policy Pal Pte. Ltd. Thus, Applaud Digital Solutions Pte. Ltd is an indirect wholly-owned subsidiary of AMTD Digital Financial Holdings Limited.

Total Assets	28,762
A= Fair Value of Investment Securities	28,757
B= Adjusted Total Assets	28,757
A/B=	100%
Investment securities greater than 40%?	YES

Policy Pal Group Limited

Wholly-owned Subsidiary of AMTD Digital Financial Holdings Limited

ASSETS	HK$ AMOUNT	DESCRIPTION
AMTD Group Intercompany Receivables	8	Neutral Asset – See description in our response above. Does not include any intercompany receivables from any entity that is an investment company
Value of Good Subsidiaries	12,012,806	Good Asset – this value represents the value of its ownership interests in Policy Pal Pte. Ltd.
Total Assets	12,012,814
A= Fair Value of Investment Securities	0
B= Adjusted Total Assets	12,012,806
A/B=	0%
Investment securities greater than 40%?	No

Policy Pal Pte. Ltd.

Majority-Owned Subsidiary of Policy Pal Group Limited

ASSETS	HK$ AMOUNT	DESCRIPTION
Cash and Cash Items	21,683,729	Neutral Asset –cash on hand or demand deposits.
Good Intercompany Receivables	6,536,374	Good Asset – intercompany receivables from a direct or indirect subsidiary that is not an investment company.
Value of Good Subsidiaries	2,030,491	Good Asset – this represents the total value of Policy Pal Singapore Pte. Ltd, Policy Pal Tech Pte. Ltd. and Applaud Digital Solutions Pte. Ltd.
Operating Assets	553,181	Good Asset – Includes any goodwill, account receivables, intangible assets, property and equipment and prepayments and other receivables not relating to investment securities.
Total Assets	30,803,775
A= Fair Value of Investment Securities	0
B= Adjusted Total Assets	9,120,046
A/B=	0%
Investment securities greater than 40%?	No

Applaud Digital Solutions Pte. Ltd.

Majority-Owned Subsidiary of Policy Pal Pte. Ltd.

ASSETS	HK$ AMOUNT	DESCRIPTION
AMTD Group Intercompany Receivables	58,687	Neutral Asset – See description in our response above.
Total Assets	58,687
A= Fair Value of Investment Securities	0
B= Adjusted Total Assets	0
A/B=	0%
Investment securities greater than 40%?	No

Policy Pal Tech Pte. Ltd.

Wholly-Owned Subsidiary of Policy Pal Pte. Ltd.

ASSETS	HK$ AMOUNT	DESCRIPTION
Cash and Cash Equivalent	1,229,757	Neutral Asset –cash on hand or demand deposits.
AMTD Group Intercompany Receivables	267,218	Neutral Asset – See description in our response above.
Operating Assets	146,786	Good Asset – Includes any goodwill, account receivables, intangible assets, property and equipment and prepayments and other receivables not relating to investment securities.
Total Assets	1,643,761
A= Fair Value of Investment Securities	0
B= Adjusted Total Assets	146,786
A/B=	0%
Investment securities greater than 40%?	No

Policy Pal Singapore Pte. Ltd

Wholly-Owned Subsidiary of Policy Pal Pte. Ltd.

ASSETS	HK$ AMOUNT	DESCRIPTION
Cash and Cash Equivalent	10,195,344	Neutral Asset –cash on hand or demand deposits.
Operating Assets	171,425	Good Asset – Includes any goodwill, account receivables, intangible assets, property and equipment and prepayments and other receivables not relating to investment securities.
Total Assets	10,366,769
A= Fair Value of Investment Securities	0
B= Adjusted Total Assets	171,425
A/B=	0%
Investment securities greater than 40%?	No

AMTD (Singapore) Group Holdings Limited

Majority-Owned Subsidiary of AMTD Digital Financial Holdings Limited

ASSETS	HK$ AMOUNT	DESCRIPTION
AMTD Group Intercompany Receivables	8	Neutral Asset – See description in our response above.
Value of Good Subsidiaries	509,871	Good Asset – represents the value of AMTD Digital Holdings Pte. Limited
Operating Assets	116	Good Asset – Includes prepayments and other receivables not relating to investment securities.
Total Assets	509,995
A= Fair Value of Investment Securities	0
B= Adjusted Total Assets	509,987
A/B=	0%
Investment securities greater than 40%?	No

AMTD Digital Holdings Pte. Limited

Wholly-Owned Subsidiary of AMTD (Singapore) Group Holdings Limited

ASSETS	HK$ AMOUNT	DESCRIPTION
AMTD Group Intercompany Receivables	6	Neutral Asset – See description in our response above.
Value of Good Subsidiaries	6	Good Asset – represents the value of Singa Digital Pte. Limited
Total Assets	12
A= Fair Value of Investment Securities	0
B= Adjusted Total Assets	6
A/B=	0%
Investment securities greater than 40%?	No

Singa Digital Pte. Limited

Wholly-Owned Subsidiary of AMTD Digital Holdings Pte. Limited

ASSETS	HK$ AMOUNT	DESCRIPTION
AMTD Group Intercompany Receivables	6	Neutral Asset – See description in our response above.
Total Assets	6
A= Fair Value of Investment Securities	0
B= Adjusted Total Assets	0
A/B=	0%
Investment securities greater than 40%?	No

AMTD Digital Media Holdings Limited

Wholly-Owned Subsidiary of AMTD Digital Solutions Power Pte. Ltd.

AMTD Digital Media Holdings Limited is the parent company of AMTD Digital Media Limited and AMTD Digital Media Solutions Pte. Limited. The total assets of AMTD Digital Media Holdings Limited consisted of (i) its ownership interests in AMTD Digital Media Limited and AMTD Digital Media Solutions Pte. Limited, (ii) HK$79,996,000 in movie income right agreements and (ii) HK$8 in the AMTD Group Intercompany Receivables. Each of AMTD Digital Media Limited and AMTD Digital Media Solutions Pte. Limited can pass the 40% Test.

The only bad assets of AMTD Digital Media Holdings Limited is the HK$79,996,000 in movie income right agreements. However, this HK$79,996,000 in bad assets is inconsequential compared to the value of AMTD Digital Media Limited and AMTD Risk Solutions Group Limited, which have been valued at approximately HK$4,417,500,000. Therefore, the Company has treated AMTD Digital Media Holdings Limited as passing the 40% Test based on the value of its ownership interests AMTD Digital Media Limited and AMTD Risk Solutions Group Limited.

AMTD Digital Media Limited

Wholly-Owned Subsidiary of AMTD Digital Media Holdings Limited

ASSETS	HK$ AMOUNT	DESCRIPTION
Cash and Cash Items	303,691,617	Neutral Asset – all cash on hand or demand deposits.
AMTD Group Intercompany Receivables	1,021,635,791	Neutral Asset – See description in our response above.
Operating Assets	60,839,059	Good Asset – Includes any goodwill, account receivables, intangible assets, property and equipment and prepayments and other receivables not relating to investment securities.
Total Assets	1,386,166,467
A= Fair Value of Investment Securities	0
B= Adjusted Total Assets	60,839,059
A/B=	0%
Investment securities greater than 40%?	No

AMTD Digital Media Solutions Pte. Limited

Wholly-Owned Subsidiary of AMTD Digital Media Holdings Limited

ASSETS	HK$ AMOUNT	DESCRIPTION
AMTD Group Intercompany Receivables	5	Neutral Asset – See description in our response above.
Total Assets	5
A= Fair Value of Investment Securities	0
B= Adjusted Total Assets	0
A/B=	0%
Investment securities greater than 40%?	No

AMTD Digital Connectors Holdings Limited

Wholly-Owned Subsidiary of AMTD Digital Solutions Power Pte. Ltd.

This direct subsidiary of the Company is a dormant company with only HK$8 in AMTD Group Intercompany Receivables, no bad assets and no significant business value or net asset value.

AMTD Digital Investments Holdings Limited

Wholly-Owned Subsidiary of AMTD Digital Solutions Power Pte. Ltd.

ASSETS	HK$ AMOUNT	DESCRIPTION
AMTD Group Intercompany Receivables	8	Neutral Asset – See description in our response above.
Value of Bad Subsidiaries	133,991,905	Bad Asset – this represents the value of its subsidiaries that are investment companies. These subsidiaries are (i) AMTD Direct Investment III Limited, (ii) AMTD Investment Solutions Limited, (iii) AMTD Direct Investment I Limited, (iv) AMTD Biomedical Investment Limited and (v) AMTD Singapore Solidarity Fund Pte. Limited
Total Assets	133,991,913
A= Fair Value of Investment Securities	133,991,905
B= Adjusted Total Assets	133,991,905
A/B=	100%
Investment securities greater than 40%?	Yes

AMTD Direct Investment III Limited

Wholly-Owned Subsidiary of AMTD Digital Investments Holdings Limited

ASSETS	HK$ AMOUNT		DESCRIPTION
AMTD Group Intercompany Receivables	10,055,708		Neutral Asset – See description in our response above.
Total Assets	10,055,708
A= Fair Value of Investment Securities	0
B= Adjusted Total Assets	0
A/B=	0%
Investment securities greater than 40%?	No	[3]

[3]	This entity is still classified as an investment company because of it is primarily engaged in investment activities.

AMTD Direct Investment I Limited

Wholly-Owned Subsidiary of AMTD Digital Investments Holdings Limited

ASSETS	HK$ AMOUNT	DESCRIPTION
AMTD Group Intercompany Receivables	8	Neutral Asset – See description in our response above.
Investment Securities	96,979,563	Bad Asset
Total Assets	96,979,571
A= Fair Value of Investment Securities	96,979,563
B= Adjusted Total Assets	96,979,563
A/B=	100%
Investment securities greater than 40%?	Yes

AMTD Biomedical Investment Limited

Wholly-Owned Subsidiary of AMTD Digital Investments Holdings Limited

ASSETS	HK$ AMOUNT	DESCRIPTION
AMTD Group Intercompany Receivables	8	Neutral Asset – See description in our response above.
Investment Securities	82,132,104	Bad Asset
Total Assets	82,132,112
A= Fair Value of Investment Securities	82,132,104
B= Adjusted Total Assets	82,132,104
A/B=	100%
Investment securities greater than 40%?	Yes

AMTD Investment Solutions Limited

Wholly-Owned Subsidiary of AMTD Digital Investments Holdings Limited

ASSETS	HK$ AMOUNT	DESCRIPTION
AMTD Group Intercompany Receivables	1,657,805,943	Neutral Asset – See description in our response above.
Value of Bad Subsidiaries	107,138,735	Bad Asset – this represents the value of AMTD Principal Investments Solutions Group Limited
Total Assets	1,764,944,677
A= Fair Value of Investment Securities	107,138,735
B= Adjusted Total Assets	107,138,735
A/B=	100%
Investment securities greater than 40%?	Yes

AMTD Principal Investments Solutions Group Limited

Wholly-Owned Subsidiary of AMTD Investment Solutions Limited

ASSETS	HK$ AMOUNT	DESCRIPTION
AMTD Group Intercompany Receivables	190,954,726	Neutral Asset – See description in our response above.
Investment Securities	63,634,162	Bad Asset
Total Assets	254,588,888
A= Fair Value of Investment Securities	63,634,162
B= Adjusted Total Assets	63,634,162
A/B=	100%
Investment securities greater than 40%?	Yes

AMTD Singapore Solidarity Fund Pte. Limited

Wholly-Owned Subsidiary of AMTD Digital Investments Holdings Limited

ASSETS	HK$ AMOUNT	DESCRIPTION
AMTD Group Intercompany Receivables	272,250	Neutral Asset – See description in our response above.
Value of Bad Subsidiaries	63,098

Bad Asset – this represents the total values of (i) AMTD Solidarity Fund 1 Pte. Limited, (ii) AMTD Solidarity Fund 2 Pte. Limited, (iii)

AMTD Solidarity Fund 3 Pte. Limited, (iv) AMTD Solidarity Fund 4 Pte. Limited and (v) AMTD Solidarity Fund 5 Pte. Limited

Investment Securities	291,170	Bad Asset
Total Assets	626,518
A= Fair Value of Investment Securities	354,268
B= Adjusted Total Assets	354,268
A/B=	100%
Investment securities greater than 40%?	Yes

AMTD Solidarity Fund 1 Pte. Limited

Wholly-Owned Subsidiary of AMTD Singapore Solidarity Fund Pte. Limited

ASSETS	HK$ AMOUNT	DESCRIPTION
AMTD Group Intercompany Receivables	5	Neutral Asset – See description in our response above.
Investment Securities	6,202,320	Bad Asset
Total Assets	6,202,325
A= Fair Value of Investment Securities	6,202,320
B= Adjusted Total Assets	6,202,320
A/B=	100%
Investment securities greater than 40%?	Yes

AMTD Solidarity Fund 2 Pte. Limited

Wholly-Owned Subsidiary of AMTD Singapore Solidarity Fund Pte. Limited

ASSETS	HK$ AMOUNT	DESCRIPTION
AMTD Group Intercompany Receivables	5	Neutral Asset – See description in our response above.
Investment Securities	2,232,835	Bad Asset
Operating Assets	7,075	Good Asset – Includes prepayments and other receivables not relating to investment securities.
Total Assets	2,239,915
A= Fair Value of Investment Securities	2,232,835
B= Adjusted Total Assets	2,239,910
A/B=	100%
Investment securities greater than 40%?	Yes

AMTD Solidarity Fund 3 Pte. Limited

Wholly-Owned Subsidiary of AMTD Singapore Solidarity Fund Pte. Limited

ASSETS	HK$ AMOUNT	DESCRIPTION
AMTD Group Intercompany Receivables	5	Neutral Asset – See description in our response above.
Investment Securities	4,221,412	Bad Asset
Total Assets	4,221,417
A= Fair Value of Investment Securities	4,221,412
B= Adjusted Total Assets	4,221,412
A/B=	100%
Investment securities greater than 40%?	Yes

AMTD Solidarity Fund 4 Pte. Limited

Wholly-Owned Subsidiary of AMTD Singapore Solidarity Fund Pte. Limited

ASSETS	HK$AMOUNT	DESCRIPTION
AMTD Group Intercompany Receivables	5	Neutral Asset – See description in our response above.
Investment Securities	2,882,596	Bad Asset
Total Assets	2,882,601
A= Fair Value of Investment Securities	2,882,596
B= Adjusted Total Assets	2,882,596
A/B=	100%
Investment securities greater than 40%?	Yes

AMTD Solidarity Fund 5 Pte. Limited

Wholly-Owned Subsidiary of AMTD Singapore Solidarity Fund Pte. Limited

ASSETS	HK$ AMOUNT	DESCRIPTION
AMTD Group Intercompany Receivables	5	Neutral Asset – See description in our response above.
Investment Securities	11,452,309	Bad Asset
Total Assets	11,452,314
A= Fair Value of Investment Securities	11,452,309
B= Adjusted Total Assets	11,452,309
A/B=	100%
Investment securities greater than 40%?	Yes

APPENDIX B

Corporate Structure Chart (As of January 31, 2021)

= Good Subsidiary
= Bad Subsidiary
AMTD Digital Inc.
(Holding Company)*
Wholly-Owned
AMTD Digital Solutions Power Pte. Ltd.
Wholly-Owned
AMTD Digital Media Holdings Limited (FV = See Note 1)
Wholly-Owned
AMTD Digital Financial Holdings Limited (FV = See Note 1)
[SEE SLIDE 2]
Wholly-Owned
AMTD Digital Investments Holdings Limited (FV = See Note 2)
Wholly-Owned
AMTD Digital Connectors Holdings Limited (FV = See Note 1)
Wholly-Owned
AMTD Digital Media Limited
Wholly-Owned
AMTD Digital Media Solutions Pte. Ltd.
Wholly-Owned
AMTD Direct Investment III Limited
Wholly-Owned
AMTD Biomedical Investment Limited
Wholly-Owned
AMTD Investment Solutions Limited
Wholly-Owned
AMTD Direct Investment I Limited
Wholly-Owned
AMTD Singapore Solidarity Fund Pte. Ltd.
Wholly-Owned
AMTD Principal Investment Solutions Group Limited
Wholly-Owned
AMTD Solidarity Fund 1 Pte. Ltd.
Wholly-Owned
AMTD Solidarity Fund 2 Pte. Ltd.
Wholly-Owned
AMTD Solidarity Fund 3 Pte. Ltd.
Wholly-Owned
AMTD Solidarity Fund 4 Pte. Ltd.
Wholly-Owned
AMTD Solidarity Fund 5 Pte. Ltd.

FN1 – The value of the ownership interests in AMTD Digital Media Holdings Unlimited and AMTD Digital Financial Holdings Limited is $4,417,500,000 HKD. AMTD Digital Connectors Holdings Limited is a dormant company and has minimal value.

FN2 – The value of the ownership interests in AMTD Digital Investments Holdings Limited is $133,963,282 HKD.

B-1